SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 2)

Florida Public Utilities Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

341135101

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 341135101	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Energy West, Incorporated

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Montana

	7	SOLE VOTING POWER:

NUMBER OF		394,522

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		394,522

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

394,522

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 341135101	Page 3 of 5 Pages

Introduction.

This Amendment No. 2 to Schedule 13D is filed by Energy West, Incorporated, a Montana corporation (“Energy West”), relating to shares of common stock, par value $1.50 per share (the “Shares”), of Florida Public Utilities Company, a Florida corporation (the “Company”).

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Shares reported in Item 5(c) as having been acquired by Energy West were acquired for the aggregate purchase price of approximately $638,744 (excluding commissions) with working capital of Energy West.

Item 4.    Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On June 15, 2009, Energy West sent a letter to the Company requesting a list of the Company’s shareholders for the purpose of communicating with the Company’s shareholders regarding the affairs of the Company, including the upcoming special meeting of shareholders related to the proposed merger with Chesapeake Utilities Corporation (“Chesapeake”) and the proposed merger with Chesapeake.  The letter is attached as Exhibit 7.1.

Item 5.    Interest in Securities of the Issuer.

Item 5(a) and (c) is amended and supplemented as follows:

(a)         According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 6,121,114 Shares outstanding.

Energy West beneficially owns 394,522 Shares, or 6.4% of the outstanding Shares. As Chairman and Chief Executive Officer of Energy West, Richard M. Osborne may be deemed to beneficially own the Shares owned by Energy West.  Mr. Osborne disclaims beneficial ownership of the Shares owned by Energy West.

(c)         During the past 60 days, Energy West has purchased 50,448 Shares in open market transactions as set forth below:

CUSIP No. 341135101	Page 4 of 5 Pages

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
4/29/2009	734	$11.95
4/29/2009	34	$11.85
4/30/2009	900	$11.95
5/1/2009	572	$12.00
5/5/2009	3,200	$12.05
5/15/2009	402	$12.05
5/19/2009	84	$12.01
6/2/2009	100	$12.16
6/2/2009	100	$12.40
6/3/2009	2,500	$12.70
6/4/2009	9,002	$12.65
6/4/2009	7,900	$12.75
6/5/2009	1,202	$12.65
6/8/2009	6,798	$12.80
6/8/2009	2,312	$12.75
6/9/2009	800	$12.75
6/9/2009	5,200	$12.80
6/10/2009	2,635	$12.80
6/10/2009	2,000	$12.70
6/10/2009	2,031	$12.91
6/12/2009	300	$12.70
6/12/2009	1,642	$12.86

Item 7.    Material to be Filed as Exhibits.

7.1               Demand to Examine List of Shareholders dated June 15, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 15, 2009

Energy West, Incorporated

/s/ Thomas J. Smith
Thomas J. Smith
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

7.1	Demand to Examine List of Shareholders dated June 15, 2009